EXHIBIT 99.1

ANOTHER STRONG START TO THE YEAR
SUSTAINED BY PRODUCT MIX

•Net revenues of Euro 1,791 million, up 13.0% versus prior year, with total shipments of 3,593 units
•Operating profit (EBIT)(1) of Euro 542 million, up 22.7% versus prior year, with Operating profit (EBIT) margin of 30.3%
•Net profit of Euro 412 million and diluted EPS at Euro 2.30
•EBITDA(1) of Euro 693 million, up 14.6% versus prior year, with EBITDA margin of 38.7%
•Industrial free cash flow(1) generation of Euro 620 million

“Another year is off to a great start” said Benedetto Vigna, CEO of Ferrari. “In the first quarter of 2025, with very few incremental shipments year on year, all key metrics recorded double-digit growth, underscoring a strong profitability driven by our product mix and continued demand for personalizations. This confirms – once again – our strategy of ‘quality of revenues over quantity’. We continue to enrich our product offering – in line with our plans – with six new models this year, which include the newly launched 296 Speciale, 296 Speciale A and the much-anticipated Ferrari elettrica through a unique and innovative unveiling. We are very excited about what lies ahead.”

(In Euro million,	For the three months ended
unless otherwise stated)	March 31,
	2025	2024	Change
Shipments (units)	3,593	3,560	33	1%
Net revenues	1,791	1,585	206	13%
Operating profit (EBIT)	542	442	100	23%
Operating profit (EBIT) margin	30.3%	27.9%	240 bps
Net profit	412	352	60	17%
Basic EPS (in Euro)	2.30	1.95	0.35	18%
Diluted EPS (in Euro)	2.30	1.95	0.35	18%
EBITDA	693	605	88	15%
EBITDA margin	38.7%	38.2%	50 bps

1 The term EBIT is used as a synonym for Operating profit. Adjusted metrics equaled the reported ones, since there were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented. Refer to specific paragraph on non-GAAP financial measures.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), May 6, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary unaudited results(2) for the first quarter ended March 31, 2025.

Shipments(3)(4)

Shipments	For the three months ended
(units)	March 31,
	2025	2024	Change
EMEA	1,701	1,573	128	8%
Americas(5)	1,022	997	25	3%
Mainland China, Hong Kong and Taiwan(6)	237	317	(80)	(25%)
Rest of APAC	633	673	(40)	(6%)
Total Shipments	3,593	3,560	33	1%

Shipments totaled 3,593 units in Q1 2025, up 0.9% versus the prior year.
The geographic breakdown reflects the Company’s allocation strategy to preserve the brand’s exclusivity. In the quarter, EMEA was up 128 units, Americas increased by 25 units, Mainland China, Hong Kong and Taiwan decreased by 80 units and Rest of APAC decreased by 40 units.
The increase in deliveries during the quarter was driven by the Ferrari Roma Spider, the 296 GTS, the SF90 XX family and the Purosangue. In the quarter the 12Cilindri continued its ramp up phase and the first deliveries of the 12Cilindri Spider commenced. The deliveries of the 296 GTB decreased, the SF90 Spider approached the end of its lifecycle, while the 812 Competizione A phased out. The shipments of the Daytona SP3 slightly decreased versus the prior year, in line with plans.
The products delivered in the quarter included eight internal combustion engine (ICE) models and five hybrid engine models, which represented 51% and 49% of total shipments, respectively.

2    These results have been prepared in accordance with the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS Accounting Standards as adopted by the European Union
3    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    Of which 861 units in Q1 2025 (+11 units or +1.3% vs Q1 2024) in the United States of America
6 Of which 180 units in Q1 2025 (-63 units or -25.9% vs Q1 2024) in Mainland China

Total net revenues

(Euro million)	For the three months ended
	March 31,
			Change
	2025	2024	at constant
			currency
Cars and spare parts(7)	1,536	1,382	11%	10%
Sponsorship, commercial and brand(8)	191	145	32%	32%
Other(9)	64	58	10%	8%
Total net revenues	1,791	1,585	13%	12%

Net revenues for Q1 2025 were Euro 1,791 million, up 13.0% or 12.2% at constant currency(1).
Revenues from Cars and spare parts were Euro 1,536 million (up 11.1% or 10.4% at constant currency), thanks to a richer product and country mix, as well as increased personalizations.
Sponsorship, commercial and brand revenues reached Euro 191 million, up 32.1% or 31.7% at constant currency, mainly attributable to new sponsorships and lifestyle activities, as well as higher commercial revenues linked to the better prior year Formula 1 ranking.
Other recorded a slight increase, with higher revenues from financial services, partially offset by the decreased contribution from the Maserati contract.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive net impact of Euro 14 million, mostly related to the US Dollar.

7     Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
8     Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income
9     Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and, for the three months ended March 31, 2024 only, from the sale of engines to Maserati

EBITDA and Operating profit (EBIT)

(Euro million)	For the three months ended
	March 31,
			Change
	2025	2024	at constant
			currency
EBITDA	693	605	15%	13%
Operating profit (EBIT)	542	442	23%	21%

Q1 2025 EBITDA reached Euro 693 million, up 14.6% versus the prior year and with an EBITDA margin of 38.7%.
Q1 2025 Operating profit (EBIT) was Euro 542 million, increased 22.7% versus the prior year and with an Operating profit (EBIT) margin of 30.3%.
Volume was slightly positive (Euro 5 million), reflecting the shipments increase versus the prior year.
The Mix / price variance performance was strong and positive for Euro 85 million, mainly reflecting the enrichment of the product mix, sustained by the deliveries of the SF90XX family, the 12Cilindri and the 499P Modificata, increased personalizations and the positive country mix driven by Americas.
Industrial costs / research and development expenses were almost flat year over year, with higher racing and innovation expenses substantially offset by lower depreciation and amortization, in line with the phase out of certain models.
SG&A grew Euro 22 million mainly reflecting racing expenses and brand investments, as well as the Company’s organizational development.
Other changes were positive for Euro 18 million, mainly thanks to new sponsorships, partially offset by the comparison with the prior year’s release of car environmental provisions in the United States of America.

Net financial charges in the quarter were Euro 14 million, versus Euro 2 million of the prior year, mainly reflecting net foreign exchange impact and increased interests on debt.
The effective tax rate(10) in the quarter was 22.0%, mainly reflecting the estimate of the benefit attributable to the new Patent Box and tax incentives for eligible research and development costs and investments.
As a result, the Net profit for the quarter was Euro 412 million, up 17.0% versus the prior year, and the diluted earnings per share for the quarter reached Euro 2.30, compared to Euro 1.95 in Q1 2024.
Industrial free cash flow in the quarter was very strong at Euro 620 million, driven by the increased EBITDA from industrial activities and a positive change in working capital, provisions and other for Euro 163 million – also reflecting the initial collection of the F80 advances – partially offset by capital expenditures(11) of Euro 224 million.
Net Industrial Debt(1) as of March 31, 2025 was Euro 49 million, compared to Euro 180 million as of December 31, 2024. This also reflected share repurchases(12) of Euro 424 million, including Ferrari’s participation in Exor’s ABO transaction executed on February 27, 2025. As of March 31, 2025, total available liquidity was Euro 2,465 million (Euro 2,292 million as of December 31, 2024), including undrawn committed credit lines of Euro 550 million.

10 In 2025 the effective tax rate benefits from the new Patent Box regime regulated by Law Decree No. 146 and effective from October 22, 2021, which provides for a 110% super tax deduction for costs relating to eligible intangible assets
11 Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases
12     Including repurchases for an amount of approx. Euro 20 million in relation to the Sell to Cover practice under the equity incentive plans

2025 guidance, based on the following assumptions for the year:
•Positive product and country mix, along with strong personalizations
•Improved contribution from racing activities, reflecting higher sponsorships as well as commercial revenues linked to the better Formula 1 ranking achieved in 2024
•Lifestyle activities to expand its revenues growth rate, while investing to accelerate development and enlarge the network
•Continuous brand investments, higher racing and digital transformation expenses
•Increased costs implied by the ongoing supply chain challenges
•Higher effective tax rate in connection to the change of the Patent Box regime
•Robust Industrial free cash flow generation driven by strong profitability, partially offset by capital expenditures more contained versus prior year

(€B, unless otherwise stated)	2024	2025 GUIDANCE	Growth vs 2024
NET REVENUES	6.7	>7.0	≥5%
ADJ. EBITDA (margin %)	2.56 38.3%	≥2.68 ≥38.3%	≥5%
ADJ. OPERATING PROFIT (EBIT) (margin %)	1.89 28.3%	≥2.03 ≥29.0%	≥7%
ADJ. DILUTED EPS (€)	8.46(13)	≥8.60(13)	≥2%
INDUSTRIAL FCF	1.03	≥1.20	≥17%

The above guidance is subject to a potential risk of 50 basis points reduction on profitability percentage margins (EBIT and EBITDA margins), in relation to the update of the commercial policy following the introduction of import tariffs on EU cars into the USA.

Q1 2025 highlights:
•Ferrari N.V. announced the seventh tranche of the multi-year share repurchase program by participating as a purchaser following the accelerated bookbuild offering made by Exor N.V. on February 26, 2025. Ferrari N.V. agreed to repurchase 666,666 common shares for a total consideration of approximately Euro 300 million, at the same price per share determined by the offering. The transaction represented the seventh tranche of the multi-year share buyback program of approximately Euro 2.0 billion announced during our 2022 Capital Markets Day.
•On March 27, 2025 Ferrari N.V. announced an update on its commercial policy, in light of the introduction of import tariffs on EU cars into the USA. While reaffirming its commitment to maximum client attention and protection and with the goal to provide certainty to them:
(i) the commercial terms will remain unchanged for orders of:
all models imported before April 2, 2025;
the following three families - Ferrari 296, SF90 and Roma - regardless the import date;

13 Calculated using the weighted average diluted number of common shares as of December 31, 2024 (179,992 thousand)

(ii) for the current remaining models, the new import conditions will be partially reflected on pricing, up to a maximum 10 per cent increase, in coordination with our dealer network.
On such basis, Ferrari confirmed its financial targets for 2025, with a potential risk of 50 basis points reduction on profitability percentage margins (EBIT and EBITDA margins).

Subsequent events:
•On April 29, 2025, Ferrari unveiled the new special versions of the plug-in hybrid Ferrari 296 GTB and 296 GTS: the 296 Speciale and 296 Speciale A. These new models are based on the current berlinetta in our range, the 296 GTB and 296 GTS, and they mark further progress in both performance and features, embodying solutions derived from our racing cars: the 499P, the 296 GT3, the 296 Challenge and the Formula 1 single-seater.

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.
Forward Looking Statements
This document, and in particular the section entitled “2025 Guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the success of the Group’s racing activities; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; changes in general economic conditions (including changes in the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation, as well as trading policies and tariffs; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume and controlled growth strategy, while increasing its presence in growth market countries; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; the Group’s ability to preserve the value of our cars over time and its relationship with the automobile collector and enthusiast community; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the ability of its current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of the Group’s racing activities, as well as the popularity of motor sports more broadly; the performance of the Group’s lifestyle activities;

the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its clients and dealers, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

(Euro million)	For the three months ended
	March 31,
	2025	2024
Capital expenditures	224	195
of which capitalized development costs(14) (A)	110	109
Research and development costs expensed (B)	160	146
Total research and development (A+B)	270	255
Amortization of capitalized development costs (C)	73	85
Research and development costs as recognized in the consolidated income statement (B+C)	233	231

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

14 Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

(Euro million)	For the three months ended
	March 31,
	2025	2024
Net revenues	1,791	1,585
Cost of sales	858	782
Selling, general and administrative costs	149	124
Research and development costs	233	231
Other expenses/(income), net	12	7
Results from investments	3	1
Operating profit (EBIT)	542	442
Financial expenses/(income), net	14	2
Profit before taxes	528	440
Income tax expenses	116	88
Effective tax rate	22.0%	20.0%
Net profit	412	352
Basic EPS (€)	2.30	1.95
Diluted EPS (€)	2.30	1.95
EBITDA	693	605
of which EBITDA (Industrial activities only)	683	595

Total net revenues, EBITDA and Operating profit (EBIT) at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

(Euro million)	For the three months ended
	March 31,
		2025
	2025	at constant
		currency
Cars and spare parts	1,536	1,518
Sponsorship, commercial and brand	191	190
Other	64	63
Total net revenues	1,791	1,771

(Euro million)	For the three months ended
	March 31,
		2025
	2025	at constant
		currency
EBITDA	693	678
Operating profit (EBIT)	542	527

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2025	2024	Change
Net profit	412	352	60
Income tax expense	116	88	28
Financial expenses/(income), net	14	2	12
Amortization and depreciation	151	163	(12)
EBITDA	693	605	88
Adjustments	-	-	-
Adjusted EBITDA	693	605	88

“Adjusted Operating profit” or Adjusted Earnings Before Interest and Taxes or “Adjusted EBIT” represents Operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2025	2024	Change
Operating profit (EBIT)	542	442	100
Adjustments	-	-	-
Adjusted Operating profit (EBIT)	542	442	100

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million)	For the three months ended
	March 31,
	2025	2024	Change
Net profit	412	352	60
Adjustments	-	-	-
Adjusted net profit	412	352	60

Basic and diluted EPS(15) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

(Euro million, unless otherwise stated)	For the three months ended
	March 31,
	2025	2024	Change
Net profit attributable to the owners of the Company	412	351	61
Weighted average number of common shares (thousand)	178,651	180,250
Basic EPS (in Euro)	2.30	1.95	0.35
Adjustments	-	-	-
Adjusted basic EPS (in Euro)	2.30	1.95	0.35
Weighted average number of common shares for diluted earnings per common share (thousand)	178,890	180,527
Diluted EPS (in Euro)	2.30	1.95	0.35
Adjustments	-	-	-
Adjusted diluted EPS (in Euro)	2.30	1.95	0.35

15 For the three months ended March 31, 2025 and 2024 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities). Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

(Euro million)	Mar. 31, 2025	Dec. 31, 2024
Debt	(3,334)	(3,352)
of which leased liabilities as per IFRS 16	(178)	(126)
Cash and Cash Equivalents	1,915	1,742
Net (Debt)/Cash	(1,419)	(1,610)
Net (Debt)/Cash of Financial Services Activities	(1,370)	(1,430)
Net Industrial (Debt)/Cash	(49)	(180)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our financial services activities.

(Euro million)	For the three months ended
	March 31,
	2025	2024
Cash flow from operating activities	847	505
Investments in property, plant and equipment and intangible assets	(224)	(195)
Free Cash Flow	623	310
Free Cash Flow from Financial Services Activities	3	(11)
Free Cash Flow from Industrial Activities	620	321

On May 6, 2025, at 3:00 p.m. CEST, management will hold a conference call to present the Q1 2025 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.